Exhibit 4.1

March 26, 2010

Pure Earth, Inc.
Mr. Brent Kopenhaver
Chairman and Chief Financial Offer
One Neshaminy Interplex, Suite 201
Trevose, PA  19053

RE:	Series B Preferred Stock of Pure Earth, Inc.

Dear Mr. Kopenhaver:

Reference is made to that certain Investment Agreement among Pure Earth, Inc. (the “Company”) and Fidus Mezzanine Capital,L.P. (“Fidus”) dated as of March 4,2008(the “Investment Agreement”) and (ii) the Certificate of  Incorporation of the Company, as amended and restated to date (the “Certificate” and collectively, with the Investment Agreement, the”Investment Documents”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Investment Documents.

An Event of Noncompliance occurred under Section 8.1(b) of the Investment Agreement as a result of the failure of the Company t deliver the financial statements within the time period required by the terms of Section 5.1(a) of the Investment Agreement for the month of January, 2010.  The financial statements were delivered on March 10, 2010 and Fidus herby waives this Event of Noncompliance.

Further, Fidus agrees that in lieu of making the cash dividend coupon payment to holders of the Company’s Series B Preferred Stock otherwise due on each of September 30, 2009, December 31, 2009 and March 31, 2010(the amount of such payments collectively, the “Coupon Amount”) pursuant to the terms of the Company’s Series B Preferred Stock, the Company shall instead pay holders of the Company’s Series B Preferred Stock in cash the Coupon Amount, plus interest on the Coupon Amount at the rate of fourteen percent (14%) per annum by June 15, 2010.

Notwithstanding the provisions of this letter, in the event that the full Coupon Amount plus all accrued interest with respect to such Coupon Amount is not paid in cash as provided above, the Event of Noncompliance with respect to the failure of the Company to pay the Coupon Amount on September 30, 2009, December 31, 2009 or March 31, 2010 shall be deemed to have occurred on each payment date respectively, and not on the date that the Company fails to comply with the preceding paragraph and all rights and remedies of the holders of the Series B Preferred Stock with respect to such failure shall be and remain in full force and effect as if the agreement in the immediately preceding paragraph had never been in effect.  In particular, without limitation of the foregoing, in the event that the Coupon Amount shall not been paid in full in cash by June 15, 2010, the default dividend rate of 18% per annum provided in the Investment Documents shall be applicable from and after September 30, 2009 until the Coupon Amount and all accrued dividends on the Series B Preferred Stock for subsequent periods ending after March 31, 2010 then due and payable shall have been paid in full in cash.

FIDUS MEZZANINE CAPITAL, L.P.

By: Fidus Mezzanine Capital GP, LLC

By:	/s/ Edward H. Ross

Edward H. Ross, Managing Partner

AGREED AND ACKNOWLEDGED:

PURE EARTH, INC.

By:	/s/ Brent Kopenhaver
Brent Kopenhaver, Chairman of the Board
Chief Financial Officer